UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549



SCHEDULE 13G


Under the Securities Exchange Act of 1934

(Amendment No. _______________)*


Blockbuster, Inc. - Class A
(Name of Issuer)


Common Stock
(Title of Class of Securities)


093679108
(CUSIP Number)



December 31, 2000 (see footnote 1 on page 7)
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X  Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.




CUSIP No.:  093679108
________________________________________________________________
_______

1. Names of Reporting Persons.	Jurika & Voyles, L.P.
I.R.S.  Identification Nos. of above persons (entities only).
04-3330073


2. Check the Appropriate Box if a Member of a Group (See
Instructions)
(a)..................................

(b)..................................
________________________________________________________________
_______

3. SEC Use Only..............................

4. Citizenship or Place of Organization.
Delaware ................


Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With:



5.  Sole
Voting
Power.
-0-







6.  Shared
Voting
Power.
3,094,936





7.  Sole
Dispositive
Power.
-0-







8.  Shared
Dispositive
Power.
3,869,264




9.  Aggregate Amount Beneficially Owned by Each Reporting
Person.
3,869,264 shares...

10. Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See
Instructions).....

11.  Percent of Class Represented by Amount in Row (11)..12.5%

12. Type of Reporting Person (See Instructions)  IA






________________________________________________________________
_______


INSTRUCTIONS FOR SCHEDULE 13G

Instructions for Cover Page
(1) Names and I.R.S. Identification Number of Reporting Person-Furnish the full legal name of each person for whom the report is filed-i.e., each person required to sign the schedule itself-including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see, "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G" below).
(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it s a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].
(3) The third row is for SEC internal use; please leave blank.
(4) Citizenship or Place of Organization-Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place or organization.
(5)-(9), (11) Aggregate Amount Beneficially Owned By Each Reporting Person, Etc.-Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provision of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).
(10)Check if the aggregate amount reported as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 (17 CFR 240.13d-
4) under the Securities Exchange Act of 1934.
(12)Type of Reporting Person-Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:


Category
Broker Dealer
Bank
Insurance Company
Investment Company
Investment Adviser
Employee Benefit Plan, Pension
Fund, or Endowment Fund
Parent Holding Company/Control
Person
Savings Association
Church Plan
Corporation
Partnership
Individual
Other


Symbol
BD
BK
IC
IV
IA
EP
HC
SA
CP
CO
PN
IN
OO


Notes:
Attach as many copies of the second part of the cover page as are needed, one reporting person per page.
Filing persons may, in order to avoid unnecessary duplication, answer items n the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). the approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such as use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of
Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.
Reporting persons may comply with their cover page filing requirement by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents files have identical formats to the forms prescribed in the Commission's Regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size. (Securities Exchange Act rule 12b-12).
SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G
Under Sections 13(d), 13(g) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.
Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holding of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.
Because of the public nature of the information, the Commission can use if for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provision. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holder and, therefore, in promptly processing statements or beneficial ownership of securities. Failure to disclose the information request by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder. GENERAL INSTRUCTIONS
A. Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-1(b)(2) and 13d-1(c). Statements filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules 13d-1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to
Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).
B. Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C.
78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.
C. The item numbers and captions of the items shall be included but the text of the items is to be omitted.
The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.
Item 1.
(a) Name of Issuer.  Blockbuster, Inc. - Class A.
(b) Address of Issuer's Principal Executive Offices. 1201 Elm Street, Dallas, Texas 75270.
Item 2.
(a) Name of Person Filing.  Jurika & Voyles, L.P.
(b) Address of Principal Business Office, or, if none, Residence. 1999 Harrison Street, Suite 700,
Oakland, California  94612.
(c) Citizenship.  Organized as a Delaware limited partnership.
(d) Title of Class of Securities.  Common Stock.
(e) CUSIP Number  093679108.
Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) Broker or dealer registered under section 15 of the Act (15
U.S.C. 78c).
(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
78c).
(c) Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C. 78c).
(d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E);
(f) An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g) A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) A church plan that is excluded from the definition of an investment company under section
3c(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) Group, in accordance with 240.13d-1(b)(1)(ii)(J).
Item 4.  Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 3,869,264 shares.
(b) Percent of class: 12.5%.
(c) Number of shares as to which the person has:(i) Sole power to vote or to direct the vote: -0- shares.
(ii) Shared power to vote or to direct the vote:  3,094,936
shares.
(iii) Sole power to dispose or to direct the disposition of -0-
shares.
(iv) Shared power to dispose or to direct the disposition of
3,869,264 shares.
Instruction: For computations regarding securities which represent a right to acquire an underlying security see 240.13d-3(d)(1).
Item 5.  Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities, check the following   .
Instruction: Dissolution of a group requires a response to this item.
Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, is such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under
Item 3(g) and attach an exhibit stating the identity and the
Item 3 classification of the relevant subsidiary.
If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.
Item 8.  Identification and Classification of Members of the
Group.
If a group has filed this schedule pursuant to 240.13d-1(b)(1)(ii)(J) , so indicate under Item3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to 240.13d-1(c) or 240.13d-1(d), attach an exhibit stating the identity of each member of the group.
Item 9.  Notice of Dissolution of Group
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.
Item 10.  Certification.

(a) The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in an transaction having that purpose of effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 13, 2001
Date
/s/ Scott A. Jaggers
Signature
Director of Compliance and Principal
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs this statement shall be typed or printed beneath his signature.

Attention: Intentional misstatement or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)








Footnote 1

The information contained in this Schedule 13G report represents shares beneficially held by Jurika & Voyles, L.P. as of December 31, 2000. As of the date of this filing (August 13, 2001), Jurika & Voyles, L.P. beneficially owns shares of Blockbuster, Inc. - Class A as stated below.

Sole Voting Power     -0- shares

Shared Voting Power     1,930,474 shares

Sole Dispositive Power     -0-

Shared Dispositive Power    2,521,267 shares

Aggregate Amount Beneficially Owned by Each Reporting Person
2,521,267 shares

Percent of Class     8.1%
SEC 1745 (3-98)    Page 7 of 7